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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **June 2006**

Commission File Number: **001-14611**



(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM 12,
Islands of Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

1   News Release dated June 14, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED

Date: June 14, 2006

By: **Deborah Fortescue-Merrin**

Name: **Deborah Fortescue-Merrin,**
Title: **President**



Canon's Court
22 Victoria Street
PO Box HM 1179
Hamilton HM 12
Islands of Bermuda

PRESS RELEASE

ETV ON DEMAND, a division of Creator Capital Ltd., launches IPTV Pilot Test with MEDIA PARTNERS INTERNATIONAL in Thailand

BANGKOK, THAILAND, HAMILTON, BERMUDA – June 14, 2006 - CREATOR CAPITAL LIMITED (CTORF:OTCBB) ("CCL" or the "Company") announces that its wholly owned subsidiary ETV ON DEMAND ("ETV"), a global Internet distribution network offering sports and entertainment content over the Internet, has commenced a Pilot Test of its IPTV service in Thailand.

Through its partnership with Media Partners International, Co., Ltd ("MPI"), www.mpitv.com ETV will be deploying the ETV ON DEMAND Test System to an initial test market of 1000, growing to 10,000 test users throughout Thailand. The test period will last for up to 90 days, and will aggregate both technical information and customer feedback on the delivery system, the content, and ease of use of the system. It is expected that the ETV ON DEMAND full service launch will begin by the end of the 3rd Q 2006 in Bangkok. At this point, MPI will market the system throughout Thailand, a country with a growing population of more than 65 million. MPI has projected users to grow by 50,000-100,000 monthly once it rolls out the ETV ON DEMAND system nationally.

MPI and ETV have secured partnerships throughout Southeast Asia, Hong Kong, Taiwan, Mainland China, and India, and are working together to prepare these markets for the full ETV ON DEMAND system launch, expected to take place later this year, and through early 2007. Potential viewership in these markets approximates 600 million.

ETV's proven broadband delivery technology affords consumers their choice of entertainment and sports programming 24 hours a day over the Internet, with full-screen broadcast resolution on a guaranteed bandwidth backbone. The company's complete end-to-end solution encompasses the latest Internet television technology, exclusive sports and entertainment content, and worldwide broadband distribution.

MPI is a vertically integrated media company operating in the filmed and recorded entertainment and sports events production, licensing, and distribution industries. MPI's Chairman Sitichai Nuanmanee stated: "The Pilot Test with ETV positions our two companies to dominate the broadband viewership market throughout Southeast Asia and India."

ABOUT CREATOR CAPITAL

Creator Capital Ltd., www.creatorcapital.com is a Bermuda exempted company, providing incubation and investment in a wide range of broadband entertainment technologies. With the acquisition of ETV ON DEMAND in April of 2006, CCL now has the technology base to offer a more complete array of compelling content directly to the subscriber bases of the world's largest global telecommunications, satellite, and Internet Service providers—all through full-screen high-resolution broadband television.

ON BEHALF OF THE BOARD OF DIRECTORS

Deborah Fortescue-Merrin

Deborah Fortescue-Merrin
Chairman of the Board

Corporate Contacts:





	CREATOR CAPITAL LTD.	ETV ON DEMAND, INC.
Contact:	Deborah Fortescue-Merrin	Tony Barnard
Telephone	(604) 947-2555	(604) 708-4457
Email	info@creatorcapital.com	info@etvondemand.tv
Website	http://www.creatorcapital.com	http://www.etvondemand.tv

Safe Harbour statements under the Private Securities Litigation Reform Act of 1995;

Certain statements in this document constitute "forward-looking statements" within the meaning of within the meaning of Section 27A of the Securities Act of 1933, and Section 21B of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Creator Capital Limited ("the Company"), or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. The Company's future operating results are dependent upon many factors, including but not limited to the Company's ability to: (i) obtain sufficient capital or a strategic business arrangement to fund its plan of operations when needed; (ii) build the management and human resources and infrastructure necessary to support the growth of its business; (iii) competitive factors and developments beyond the Company's control; and (iv) other risk factors discussed in the Company's periodic filings with the Securities and Exchange Commission, which are available for review at www.sec.gov .